Free Writing Prospectus	Filed Pursuant to Rule 433(d)

Registration Statement No. 333-182490

TERM SHEET

Dated February 3, 2015

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	2.125% Guaranteed Bonds due February 10, 2025

Expected Ratings:	Moody’s: A1/stable outlook; S&P: AA-/negative outlook

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	U.S.$1,000,000,000

Denomination:	U.S.$200,000 x U.S.$1,000

Pricing Date:	February 3, 2015

Settlement Date:	February 10, 2015

Maturity Date:	February 10, 2025

Coupon:	2.125% (Semi-annual, 30/360)

Interest Payment Dates:	February 10 and August 10 of each year, commencing August 10, 2015 and ending February 10, 2025

Redemption after the Occurrence of a Tax Event:	JBIC may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement

Price to Public:	99.339%, plus accrued interest, if any, from February 10, 2015

Underwriting Discount:	0.175%

Proceeds, before Expenses, to JBIC:	99.164%, plus accrued interest, if any, from February 10, 2015

Benchmark U.S. Treasury:	2.250% due November 15, 2024

Benchmark Yield:	1.751%

Spread:	44.80bps

Yield:	2.199%

Joint Lead Managers:	BNP Paribas

Daiwa Capital Markets Europe Limited

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Nomura International plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (International global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS1170160300

International Global Bond Common Code:	117016030

DTC Global Bond ISIN:	US471048AM01

DTC Global Bond Common Code:	117003159

DTC Global Bond CUSIP:	471048 AM0

Use of Proceeds:	The net proceeds of the issue of the bonds will be used for the financing operations of JBIC

Governing Law:	New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

You can access JBIC’s most recent prospectus satisfying the requirements of Section  10 of the United States Securities Act of 1933, as amended, at the following website:

http://www.sec.gov/Archives/edgar/data/1551322/000119312515028737/d830282d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JBIC has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas at 44-20-7595-8601, Daiwa Capital Markets Europe Limited at 44-20-7597-8000, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free from the United States at 1-800-294-1322, or Nomura International plc at 44-20-7103-5652.